Lost Spirits Distillery, INC.

Technology | Alcohol | Entertainment | Bars and Clubs | Restaurant

Meet the "Willy Wonka" of Booze. - Playboy Magazine.



LOSTSPIRITS.NET LOS ANGELES CALIFORNIA





We create magical, and surreal worlds for guests to explore. Imagine one of the world's best distilleries blended with a theme park, a fine dining experience, and 19th century literature. In 2016, we opened our first experience in LA - which attracted over 75,000 guests and millions in revenue. We are now set to expand into major markets worldwide.

Bryan Davis Co-Founder & CEO - Board Director @ Lost Spirits Distillery, INC.

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Why you may want to support us...

1. Tracking $4.5 million in revenue from the Los Angeles distillery. *based on 60 days trailing revenue from Feb 25th 2020.
2. 1200% growth over the past 3 years. *based on current tracking revenue over 2017 revenue.
3. Millions in funding to build a new Las Vegas expansion in 2020/2021. *Signed letter of intent with a major developer.
4. 2019 World's Best Distillery Experience - Drinks International UK.
5. 2019 World Whisky of the Year - Dominic Roskrow (Wizards of Whisky UK).
6. 2019 Liquid Gold Award - Jim Murray's Whisky Bible.
7. A global leader and early mover in the "Experience Economy."
8. Plans to go public within 24-36 months. *Subject to change. Please see the risks and covenants.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Bryan Davis
Co-Founder & CEO - Board Director
As CEO, Davis carried the company from $383,000 in revenue in 2017 to tracking $4,500,000 in 2020. Davis is also the named inventor on the company's key chemical engineering patents in the USA, Japan, China, & Australia.



Joanne Haruta
Co-Founder & CMO - Board Director
Degree from UC Berkeley, Haas School of Business. Experience includes Morgan Stanley prior to co-founding two distilleries. Featured in Smithsonian Mag, Forbes, Whisky Magazine, Wine Enthusiast, 3x winner of Best Distillery Experience, 2019.



Wynn Sanders
COO - Board Director
Former Lt. Colonel in the United States Air Force and ScD in Materials Science and Engineering, MIT. Published one patent and multiple scientific papers with over 1,600 citations. Serial Investor.

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Some of our investors



Chester Brandes
Chester Brandes is the former President and CEO of Finlandia Vodka as well as the former President and CEO of Imperial Brands (Sobieski Vodka). He is a significant shareholder in Lost Spirits and acts as a consultant to management.



Mats Andersson
Mats Andresson is the former head of business development for V&S (Absolut Vodka) as well as a Board Director at Cruzan Rum. Mats has significant holdings in Lost Spirits and is an active investor.

In the news



Forbes

Forget The Hollywood Studios: Lost Spirits Distillery Is The Best Tour In L.A.

Nestled on Sixth Street in the arts district of Downtown L.A., Lost Spirits Distillery is one of those things you have to be in on to even find it. You don't need a password or to pass a velvet rope to get in, just a

November 12, 2019 @ forbes.com

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A Distillery and Entertainment Experience Unlike Any Other

From 2010 - 2017 Lost Spirits was a top 5 craft distillery with a fiercely loyal cult following. Bottles regularly went into the hundreds and sometimes thousands of dollars each at auction.

In 2017 we opened a new kind of distillery concept in Los Angeles. One that combined our love for experiential entertainment with our love of science, and fine spirits. The LA distillery complex is now home to a fine dining restaurant, an elaborate series of tasting rooms, and an industry leading organic chemistry lab. The distillery itself incorporates a dazzling and whimsical show with everything from holograms to roving victorian gardens and submarines.









Lost Spirits
NAVY STYLE
RUM
61%

Lost Spirits in a harmonious coexistence of science, art, entertainment, whisk(e)y, and rum.

Our patented technology allows us to recreate the effect of 20 years of barrel ageing in a laboratory to make award winning whisky, rum, and brandy, and we've built the distillery experience to showcase our spirits and technology.

Our Los Angeles distillery is set deep in a jungle and only accessible by boat. It's commonly described as "The Disneyland of liquor" and "Willy Wonka's Booze Factory."







What's next: Expansion into Las Vegas

Your investment will help fund a new Las Vegas distillery, opening in 2020-2021. The new Lost Spirits experience will not only be bigger and better, it will also be open 6 days a week taking revenues from the current tracking $4.5 million to over $30 million dollars annually. With all those funds we will build never ending worlds to explore.



Lemons into Lemonade

In January 2019 Lost Spirits was shut down after a fire started in one of the tasting rooms. During the rebuild, the tour was optimized to allow more people to enjoy it. By Q3 of the same year, sales were setting new records. By Q4 we were back to sold out every weekend.



Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

Lost Spirits is a world renowned distillery that also houses an elaborate tour business and fine dining experience. We sell tickets to visit the distillery. We sell tickets to the restaurant experience. And of course, we sell bottles of award winning whisky and rum both to tour guests and wholesale.

Where will your company be in 5 years? ⌄

Today, Lost Spirits produces a highly successful blend of entertainment & science with a whisky & rum company. That unique mixture of content has captivated the public imagination in a way no spirits company operating today has. As we open more facilities in compliment to our perpetually sold out LA tours, our spirits business will gradually grow into a multibillion dollar operation.

Why did you choose this idea? ⌄

We create magical, and surreal worlds for guests to explore. Imagine one of the world's best distilleries blended with a theme park, a fine dining experience, and 19th century literature. In 2016, we opened our first experience in LA - which attracted over 75,000 guests and millions in revenue. We are now set to expand into major markets worldwide.

How far along are you? What's your biggest obstacle? ⌄

We have spent the past decade building something very special and ready to scale. Our growth rate since 2017 speaks for itself. Our biggest obstacle is not learning how to do this. It is going to be learning how to scale from 80 employees to hundreds and then thousands of employees.

What do you understand that your competitors don't? ⌄

We compete for customers entertainment dollars. Every guest who buys tour tickets, dinner tickets, or bottles, could have spent those dollars at a symphony, the movies, a bar, or any of the many destination restaurants around the world. We compete by fighting the pervasive "sameness" of our customers entertainment options. While our efforts have yielded years of sold out tickets and bottles, there is always a need to stay ahead of the competition. As the service economy morphs into the experience economy, ever better competitors will emerge and it is our responsibility to use our early advantage to stay ahead of the competition.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Like every early stage company, undercapitalization is an ever present risk. Over the past decade we have become quite skilled at operating using a lean start-up model. However, it will be several more years until we grow big enough to to protect ourselves from undercapitalization.

What would you do with the money you raise? ⌄

In 2020 we will be building a major expansion project in Las Vegas. While 80% of the funds for that project are coming from a development deal, 20% will be provided via the companies fundraising. Funds raised in this offering, along with operating profits will be covering Lost Spirits portion of that agreement along with any cost overruns or working capital needs.